UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Noah Education Holdings Ltd.

(Name of Issuer)

Ordinary Shares, with par value US$0.00005 per share1

American Depositary Shares, each representing one ordinary share

 (Title of Class of Securities)

G65415 104 (Ordinary Shares)

 65487R303 (American Depositary Shares)

(CUSIP Number)

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200
With a copy to: Peter X. Huang Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 No. 1, Jianguomenwai Avenue Beijing 100004, People’s Republic of China +(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 24, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1] Not for trading, but only in connection with the listing on The New York Stock Exchange of American depositary shares, each representing one ordinary share.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Morgan Stanley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 70
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 70
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%(2)
14.	TYPE OF REPORTING PERSON HC, CO

(1) Morgan Stanley may be deemed to be a member of a “group” (as discussed in Item 5 of this Schedule 13D) with Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited and Du Qicai, who collectively beneficially own 21,695,775 ordinary shares (including ordinary shares represented by American Depositary Shares). As discussed in Item 5 of this Schedule 13D, Morgan Stanley expressly disclaims beneficial ownership of any ordinary shares (including ordinary shares represented by American Depositary Shares) beneficially owned by Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited and Du Qicai.

(2) Percentage calculated based on 36,563,991 ordinary shares outstanding as of September 30, 2013, as provided by the Company.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Sunshine Nation Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,647,743
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,647,743
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited and Du Qicai.

(2) Percentage calculated based on 36,563,991 ordinary shares outstanding as of September 30, 2013, as provided by the Company.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Du Siyuan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,647,743
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,647,743
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,647,743
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited and Du Qicai.

(2) Percentage calculated based on 36,563,991 ordinary shares outstanding as of September 30, 2013, as provided by the Company.

CUSIP No.	G65415 104/ 5487R303

1.	NAME OF REPORTING PERSON: Du Qicai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,409,304
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 1,409,304
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,304
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒(1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(2)
14.	TYPE OF REPORTING PERSON IN

(1) Excludes shares beneficially owned by Morgan Stanley, Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited and Sunshine Nation Limited.

(2) Percentage calculated based on 36,563,991 ordinary shares outstanding as of September 30, 2013, as provided by the Company.

INTRODUCTORY NOTE

This Schedule 13D (the “Schedule 13D”) is filed jointly by Morgan Stanley (“MS”), Sunshine Nation Limited, Ms. Du Siyuan and Mr. Du Qicai (collectively referred to herein as the “Reporting Persons”). This Schedule 13D represents the initial statement on Schedule 13D filed by the Reporting Persons with respect to Noah Education Holdings Ltd. (the “Company” or “Issuer”) with the United States Securities and Exchange Commission (the “SEC”).

Item 1.	Security and Issuer

This Schedule 13D relates to the ordinary shares (“Ordinary Shares”), par value US$0.00005 per share, including Ordinary Shares represented by American depositary shares (“ADSs”), each representing one Ordinary Share, of the Company. The address of the principal executive office of the Company is Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China.

Item 2.	Identity and Background

(a) – (c)	MS, a Delaware corporation, is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The address of MS’s principal business office is 1585 Broadway, New York, NY 10036.

Sunshine Nation Limited is a company incorporated in the British Virgin Islands. The principal business of Sunshine Nation Limited is education investment and consulting. The address of Sunshine Nation Limited’s principal business office is Akara Bldg., 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands. Ms. Du Siyuan is the sole owner and director of Sunshine Nation Limited.

Ms. Du Siyuan is the sole director of Sunshine Nation Limited. The business address of Ms. Du is 5F Wuyi Xinganxian, No. 717 Wuyi West Road, Changsha City, Hunan Province, China. Ms. Du is a citizen of Canada.

Mr. Du Qicai is a director of the Company. Mr. Du also serves as the general manager of Wentai Education since 2002 and the general manager and vice president of Zhongda Foundation since 2008. The business address of Mr. Du is c/o Unit F, 33rd Floor, NEO Tower A, Che Gong Miao, Futian District, Shenzhen, Guangdong Province 518040, People’s Republic of China. Mr. Du is a citizen of the People’s Republic of China.

(d) – (e)	During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, other than, in the case of clause (2), as described in Schedule B attached hereto and incorporated herein by reference.

(f)	The name, business address, present principal occupation or employment and citizenship of each director and executive officer of MS are set forth in Schedule A attached hereto and incorporated herein by reference.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The members of the Consortium (as defined in Item 4 below) anticipate that, at the price per Ordinary Share set forth in the Proposal (as described in Item 4 below), approximately US$41.6 million will be expended in acquiring the 14,868,216 Ordinary Shares and ADSs not currently owned by the Consortium (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by equity capital funded or arranged by MSPEA (as defined in Item 4 below) in the form of cash. The source of funds to be contributed by MSPEA for such equity financing will come from certain funds managed or advised by affiliates of MS. It is also anticipated that Consortium Members who are existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle.

In addition to the Publicly Held Shares, MS may be deemed to have indirect beneficial ownership of 70 Additional Shares (as defined in Item 5 below). The MS Reporting Units (as defined in the footnote to Item 5) obtained the purchase price for such Additional Shares through internally generated and client-sourced funds.

ITEM 4.	PURPOSE OF TRANSACTION

On December 24, 2013, MSPEA Education Holding Limited (“MSPEA”), an investment holding company indirectly controlled by MS, entered into a consortium agreement (the “Consortium Agreement”) with Jointly Gold Technologies Limited, First Win Technologies Limited, Global Wise Technologies Limited, Sunshine Nation Limited and Du Qicai (collectively, the “Management Shareholders”, and together with MSPEA, the “Consortium Members”). Under the Consortium Agreement, the Consortium Members agreed, among other things, (i) to jointly deliver a non-binding proposal (the “Proposal”) to the Company’s board of directors for the acquisition of the Publicly Held Shares, (ii) to deal exclusively with each other with respect to the transaction contemplated under the Proposal for a maximum of six (6) months after the date thereof, (iii) to conduct a joint assessment of the Company as promptly as reasonably practicable, and (iv) to use their reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Company’s approval, to enter into definitive agreements in respect of the transactions contemplated under the Proposal.

On December 24, 2013, the Consortium Members, on behalf of themselves, submitted the Proposal to the Company’s board of directors. In the Proposal, the Consortium Members proposed to acquire, through an acquisition vehicle (the “Acquisition Vehicle”), all of the Publicly Held Shares for US$2.80 per share. The Consortium Members intend to finance the transactions contemplated under the Proposal through equity capital to be funded or arranged by MSPEA, and rollover financing to be provided by Consortium Members who are existing shareholders of the Company.

Any definitive agreement entered into in connection with the transactions contemplated under the Proposal is likely to be subject to customary closing conditions, including approval by the Company’s shareholders of the terms of such transactions, accuracy of the representations and warranties given by the parties to the merger agreement, compliance by each party to such agreement with its covenants thereunder, the absence of a material adverse effect.

If the transactions contemplated under the Proposal are completed, the Ordinary Shares and ADSs would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act and would be delisted from the New York Stock Exchange.

References to the Consortium Agreement and the Proposal in this Schedule 13D are qualified in their entirety by reference to the Consortium Agreement and the Proposal, copies of which are attached hereto as Exhibits 7.02 and 7.03 and incorporated herein by reference in their entirety.

Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The following disclosure assumes that there are 36,563,991 ordinary shares outstanding as of September 30, 2013, as provided by the Company.

The responses of the Reporting Persons to Rows (7) through (11) of the cover page of this statement are incorporated herein by reference.

MS may be deemed to beneficially own an additional 70 Ordinary Shares (including Ordinary Shares represented by ADSs) (the “Additional Shares”) held by the MS Reporting Units, which, based on calculations in accordance with Rule 13d-3 promulgated under the Exchange Act, constitute approximately an additional 0% of the outstanding Ordinary Shares (including Ordinary Shares represented by ADSs).[2] Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by MS that it is the beneficial owner of any of such Additional Shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Sunshine Nation Limited directly holds 2,647,743 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 7.2% of the outstanding ordinary shares of the Company. Sunshine Nation Limited has sole power to vote and to dispose of the 2,647,743 Ordinary Shares.

As the sole owner of Sunshine Nation Limited, Ms. Du Siyuan shares the voting and dispositive power over the 2,647,743 Ordinary Shares held by Sunshine Nation Limited.

Mr. Du Qicai directly holds 1,409,304 Ordinary Shares (including Ordinary Shares represented by ADSs), representing approximately 3.9% of the outstanding ordinary shares of the Company. Mr. Du Qicai has sole power to vote and to dispose of the 1,409,304 Ordinary Shares.

In addition, pursuant to Section 13(d)(3) of the Exchange Act, the Reporting Persons may, on the basis of the facts described elsewhere herein, be deemed to be members of a “group,” with other Consortium Members. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he/she/it is the beneficial owner of any of the Ordinary Shares (including Ordinary Shares represented by ADSs) beneficially owned by other Consortium Members for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except as set forth in Item 3 above and incorporated herein by reference, none of the Reporting Persons, nor, to their knowledge, any of the directors and officers listed on Schedule A hereto has effected any transactions in the Ordinary Shares or ADSs during the 60 days preceding the filing of this Schedule 13D.

(d)	With respect to MS:

Except for MS, the MS Reporting Units and clients of the MS Reporting Units who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares, no other person is known by MS to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Ordinary Shares or ADSs beneficially owned by MS.

With respect to Sunshine Nation Limited, Ms. Du Siyuan and Mr. Du Qicai:

Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The descriptions of the principal terms of the Proposal and the Consortium Agreement under Item 4 are incorporated herein by reference in their entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

[2]	In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “MS Reporting Units”) of MS and its subsidiaries and affiliates (collectively, “MS Group”). This filing does not reflect securities, if any, beneficially owned by any affiliates or operating units of MS Group whose ownership of securities is disaggregated from that of the MS Reporting Units in accordance with the Release.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01:	Joint Filing Agreement, by and among the Reporting Persons, dated as of December 24, 2013.

Exhibit 7.02	Consortium Agreement, by and among Management Shareholders and MSPEA, dated as of December 24, 2013.

Exhibit 7.03	Proposal Letter from Management Shareholders and MSPEA to the Company’s board of directors, dated as of December 24, 2013.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2013

Morgan Stanley

By:	/s/ Christina Huffman
	Name:	Christina Huffman
	Title:	Authorized Signatory

[Signature Page to Schedule 13D]

Sunshine Nation Limited

By:	/s/ Du Siyuan
	Name:	Du Siyuan
	Title:	Sole Director

Du Siyuan

By:	/s/ Du Siyuan

Du Qicai

By:	/s/ Du Qicai

[Signature Page to Schedule 13D]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF MORGAN STANLEY

The names of the directors and the names and titles of the executive officers of Morgan Stanley and their principal occupations are set forth below. The business address of each of the directors or executive officers is that of Morgan Stanley at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Morgan Stanley.

Name	Title	Citizenship
*James P. Gorman	Chairman of the Board and Chief Executive Officer	Australia and United States
*Erskine B. Bowles	Director	United States
*Howard J. Davies	Professor, SciencesPo	England
*Thomas H. Glocer	Director	United States
*Robert H. Herz	President, Robert H. Herz LLC	United States
*C. Robert Kidder	Director	United States
*Klaus Kleinfeld	Chairman and Chief Executive Officer of Alcoa Inc.	Germany
*Donald T. Nicolaisen	Director	United States
*Hutham S. Olayan	President, Chief Executive Officer of The Olayan Group’s U.S. operations	United States
*James W. Owens	Director	United States
*O. Griffith Sexton	Adjunct professor of finance at Columbia Business School	United States
*Ryosuke Tamakoshi	Senior Advisor to The Bank of Tokyo-Mitsubishi UFJ, Ltd.	Japan
*Masaaki Tanaka	Representative Director and Deputy President of Mitsubishi UFJ Financial Group, Inc.	Japan
*Laura D’Andrea Tyson	S. K. and Angela Chan Professor of Global Management at the Walter A. Haas School of Business at the University of California, Berkeley	United States
*Rayford Wilkins, Jr.	Director	United States
Gregory J. Fleming	Executive Vice President, President of Morgan Stanley Wealth Management and President of Investment Management	United States
Eric F. Grossman	Executive Vice President and Chief Legal Officer	United States
Keishi Hotsuki	Chief Risk Officer	Japan
Colm Kelleher	Executive Vice President and President of Institutional Securities	England and Ireland
Ruth Porat	Executive Vice President and Chief Financial Officer	United States
James A. Rosenthal	Executive Vice President and Chief Operating Officer	United States

* Director

SCHEDULE B

LEGAL PROCEEDINGS

Unless the context otherwise requires, the term “Morgan Stanley” means Morgan Stanley and its consolidated subsidiaries. Morgan Stanley & Co. LLC (“MS&Co.”) and Morgan Stanley Smith Barney LLC (“MSSB LLC”), referenced below, are Morgan Stanley’s primary U.S. broker-dealers.

(a) On September 30, 2009, Morgan Stanley entered into an administrative settlement agreement with the U.S. Environmental Protection Agency (“EPA”) to resolve certain violations of the U.S. environmental laws allegedly committed by Morgan Stanley during 2005. These alleged violations included: distribution of approximately 2.7 million gallons of reformulated gasoline that failed to comply with maximum benzene content limitations; failure to report volume and property information for each batch of gasoline blendstock imported and reformulated gasoline produced; failure to conduct an annual attest engagement; and failure to provide product transfer documents for each transfer of reformulated gasoline and each batch of previously certified gasoline. Without admitting or denying the EPA’s allegations, Morgan Stanley agreed to resolve these matters for a civil penalty of $405,000.

(b) On June 24, 2010, Morgan Stanley and the Office of the Attorney General for the Commonwealth of Massachusetts (“Massachusetts OAG”) entered into an Assurance of Discontinuance (“AOD”) to resolve the Massachusetts OAG’s investigation of the Company’s financing, purchase and securitization of certain subprime residential mortgages. The AOD provides for Morgan Stanley to make payments totaling approximately $102.7 million, and for Morgan Stanley to use its best efforts to implement certain business practices related to such activities on a prospective basis.

In addition, MS&Co. has been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violation of federal or state securities laws. Such proceedings are reported and summarized in the MS&Co. Form BD filed with the SEC, which descriptions are hereby incorporated by reference. The MSSB LLC Form BD filed with the SEC is also hereby incorporated by reference.